Exhibit 8.1

February 19, 2004

To the Addressees Listed

on Schedule I Attached Hereto

Re: Accredited Mortgage Loan Trust 2004-1

Ladies and Gentlemen:

We have acted as tax counsel to Accredited Mortgage Loan Trust 2004-1, a Delaware statutory trust (the “Trust”) in connection with the issuance of Asset-Backed Notes, Series 2004-1, Class A-1 and Class A-2 (collectively, the “Notes”) by the Trust under an Indenture, dated as of February 1, 2004 (the “Indenture”), between the Trust as Issuer and Deutsche Bank National Trust Company as Indenture Trustee. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Appendix to the Indenture.

As tax counsel, we have reviewed such documents as we deemed appropriate for the purposes of rendering the opinions set forth below, including the following: (i) the Indenture, (ii) a Trust Agreement dated as of February 11, 2004, and amended and restated by the Amended and Restated Trust Agreement, dated February 19, 2004, between U.S. Bank Trust National Association as Owner Trustee, Accredited Home Lenders, Inc. as Sponsor (the “Sponsor”) and Accredited Home Capital, Inc. as Seller, (iii) the Prospectus Supplement, dated February 10, 2004 along with the underlying Prospectus, dated February 10, 2004, and (iv) other documents and matters of fact and law as we deem necessary for purposes of rendering the opinions set forth below. In addition, in conducting our analysis we have relied on certain representations made to us by the Sponsor and the representative of its underwriters.

We have examined the questions of whether the Notes issued under the Indenture will be treated as indebtedness and how the Trust will be taxed for federal income tax purposes. Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. The opinion of tax counsel is not binding on the courts or the Internal Revenue Service (the “IRS”).

In general, whether a transaction constitutes the issuance of indebtedness for federal income tax purposes is a question of fact, the resolution of which is based primarily upon the economic substance of the instruments and the transaction pursuant to which they are issued rather than the form of the transaction or the manner in which the instruments are labeled. No transaction closely comparable with the transaction contemplated by the Indenture has been the

To the Addressees Listed on

Schedule I Attached Hereto

February 19, 2004

subject of any Treasury regulation, revenue ruling or judicial decision. The IRS and the courts have set forth various factors to be taken into account in determining whether or not a transaction constitutes the issuance of indebtedness for federal income tax purposes, which we have reviewed as they apply to this transaction.

Based upon the foregoing, and such legal and factual investigations as we have deemed appropriate, we are of the opinion that for federal income tax purposes:

1. The Notes will be treated as indebtedness because (a) the characteristics of the Notes strongly indicate that in economic substance the transaction is the issuance of indebtedness, (b) the form of the transaction is an issuance of indebtedness and (c) the parties have stated unambiguously their intention to treat the Notes as indebtedness for tax purposes.

2. Assuming compliance with the terms of the Trust Agreement and the related documents, the Trust will not be characterized as an association (or a publicly traded partnership) taxable as a corporation or a taxable mortgage pool.

This opinion letter is rendered as of the Closing Date, at the request of the addressees hereof, for the sole benefit of each addressee, and no other person or entity is entitled to rely hereon without our prior written consent. We express no opinion on any matter not discussed in this letter and we undertake no obligation to update this letter or the opinions contained herein after the date hereof. Copies of this opinion letter may not be furnished to any other person or entity, nor may any portion of this opinion letter be quoted, circulated or referred to in any other document, without our prior written consent.

Very truly yours,

/s/    Dewey Ballantine LLP

SCHEDULE I

Accredited Home Lenders, Inc. 15090 Avenue of Science San Diego, California 92128	Credit Suisse First Boston LLC Eleven Madison Avenue, 5th Floor New York, New York 10010-3629

Ambac Assurance Corporation One State Street Plaza, 19th Floor, New York, New York 10004	Lehman Brothers Inc. 745 Seventh Avenue New York, New York 10019

Moody’s Investors Service, Inc. 99 Church Street New York, NY 10007	Goldman Sachs & Co. 85 Broad Street New York, New York 10004

Accredited Mortgage Loan Trust 2004-1 c/o U.S. Bank Trust National Association 300 Delaware Avenue, 8th Floor Wilmington, Delaware 19801	Deutsche Bank National Trust Company, as Indenture Trustee 1761 East St. Andrew Place Santa Ana, California 92705

U.S. Bank Trust National Association, as Owner Trustee 300 Delaware Avenue, 8th Floor Wilmington, Delaware 19801	Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies 55 Water Street New York, New York 10004

Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036	Countrywide Home Loans Servicing LP 7105 Corporate Drive Plano, Texas 75024